FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

COMPLETION OF SALE OF BRAZIL BUSINESS

On 8 June 2016, HSBC Holdings plc ('HSBC') announced that it had received all necessary regulatory approvals for the sale of its entire business in Brazil, comprising HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicios e Participacoes Ltda (collectively 'HSBC Brazil'), to Banco Bradesco S.A ('the Transaction') and that completion of the Transaction was planned for early July.

The Transaction successfully completed on 1 July 2016.

Progress in executing HSBC's strategy
The sale of HSBC Brazil represents a significant step in HSBC's stated goal to optimise its global network and reduce complexity. Based at 31 March 2016, the Transaction was expected to decrease Group risk-weighted assets by around US$37bn and increase the Group's common equity tier 1 ratio by c.65bps.

As previously announced, HSBC has maintained a presence in Brazil to serve large corporate clients with respect to their international needs.

Accounting treatment
Based on the net assets of HSBC Brazil including allocated goodwill at 31 March 2016 of US$4.3bn, the Transaction would have generated a gain on sale (net of tax and transaction costs) of c.US$0.6bn before the recycling of foreign exchange losses previously recognised in other comprehensive income. After the recycling of foreign exchange losses, there would have been an accounting loss on sale of c.US$1.7bn. Neither the allocated goodwill nor the recycling of foreign exchange losses impact the regulatory capital that will be generated from the disposal at Group level.

The purchase price and impact of sale will be further adjusted for the change in net asset value for the period up until the completion date of 1 July 2016.

Investor enquiries to:
Nick Turnor	+44 (0) 20 7992 5501	investorrelations@hsbc.com

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com

Notes to editors:

1. HSBC Brazil
HSBC Brazil comprises of HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicos e Participacoes Ltda and is the 6th largest bank in Brazil, with total assets of c.US$45bn and total equity of c.US$3.0bn as at 31 March 2016. It offers a full suite of products across all banking segments including Retail Banking, Commercial Banking, Global Banking and Markets and Private Banking. HSBC Brazil also has insurance and consumer finance businesses. HSBC Brazil has c.4.6m customers, c.21,000 employees and 851 branches.

2. Banco Bradesco S.A.
Bradesco is the 4th largest bank in Brazil, with total assets of c.US$309bn and total equity of c.US$26bn, as at 31 March 2016. Bradesco is listed on the BM&FBovespa and has a market capitalisation of US$40bn at 31 March 2016. The bank offers a wide range of products and services in retail, corporate and investment banking business. It also operates the largest insurance business in Brazil. Bradesco has 25.6m account holders, 91,000 employees and 4,509 branches, in an overall service network of 63, 552 units.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,596bn at 31 March 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 04 July 2016